Exhibit 99.4
Wipro Limited
Q1 FY06 Analysts / Investors Conference Call
11:45 AM 1ST, July 22, 2005
Moderator
Good afternoon ladies and gentlemen, I am Pratibha, the Moderator for this conference. Welcome to Wipro’s first quarter results conference call. For the duration of the presentation all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro Management. Thank you and over to Wipro.
Lakshminarayana
Thank you Pratibha.
Ladies and gentlemen, a very good morning to you. My name is Lakshminarayana, and I am based in Bangalore, along with Sridhar in Mountain View, and Jatin in Bangalore, we handle the investor interface for Wipro. We thank you once again for your interest in Wipro and it is great pleasure that I welcome you to Wipro’s tele con post our results for the first quarter ended June 30, 2005. We have with us the entire senior management team in the conference room in Bangalore, including Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, the CFO, who will comment on the results for the quarter, and then you will have the entire senior management more than happy to answer any of the questions that you may have. The call will of course be archived and transcripts will be available on our website www.wipro.com.
Before Mr. Premji starts his address, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of Private Securities Litigation Reforms Act. These statements are based on the management’s current expectations and are associated with uncertainty and risk, which would cause the actual results to differ materially from those expected. The risk factors have been explained in detail in our filings with the SEC. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing. Ladies and gentleman Mr. Azim Premji, Chairman.
Azim Premji
Good morning to you. By know you would have seen results for the quarter ended June 30, 2005. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and on our prospects.
Team Wipro delivered yet another quarter of solid performance. All our major business segments recorded robust growth rates in revenues. Revenues in our global IT business at $398.5 million were ahead of our guidance of $395 million. The IT services business continued to witness broad-based growth across verticals, across geographies, and across service lines.
For the third time in the last four quarters our financial solution business delivered double digit sequential growth. Testing services too grew double digits sequentially for the fourth consecutive quarter. Other differentiated services such as Technology Infrastructure Services and enterprise application services grew ahead of the overall growth rate.
Europe geography continues to demonstrate strong growth. While the transitional challenges in our business process outsourcing business did impact revenue and profit growth during the quarter, we are convinced from the strategic direction and we will pursue it relentlessly. We are encouraged by the early wins in transactional processing part of the business even though they are relatively small.
During the quarter we have had significant wins in our IT services business including a $43 million contract from North Gas Networks in the area of work and asset management systems. Our India, Middle East and Asia Pacific business recorded revenue growth of 25% and profit before interest and tax growth of 61% year on year. Services revenue grew 52% year on year and contributed to 42% of the total revenues for the quarter. Other business also churned in reasonably good performance.
Our Vice Chairman, Vivek Paul, has decided to move on to play a significant role in the technology and life sciences space by becoming a partner at a leading private investment firm. Over the last six years, Vivek’s contribution to the success of our global IT business has been significant, reflected in Wipro’s lead position today in many areas. We wish Vivek the very best for his future.
We have announced a new organizational structure. The new structure is a reflection of our appreciation that the different business results of our different business units require a structure that enables sustainable scalability. We believe that we have created a structure that in its diversity facilitates growth, and in its convergence points minimizes duplication and ensures adequate leverage for cross selling.
Wipro has always pioneered newer organization structures such as segregating the product centric India IT business in 1995 and verbalization in 1999 that many others have subsequently followed. We believe that this structure will be yet another first in the industry.
The new leadership team’s clear priorities are:
▪	Enhancing customer value by domain, business insights and proprietary frameworks

▪	Leveraging increased market synergies from our Technology business

▪	Building empowered teams and leaders, and

▪	Leading industry growth.
We are confident that the new structure along with initiatives on deepening our service portfolio, investing in sales and marketing and focusing on training will enable Wipro to achieve its vision of global leadership. I would now request Suresh Senapaty, our CFO, to comment on the financial results before we take questions.

Suresh Senapaty
A very good morning to all of you ladies and gentlemen. Before you take any questions, I thought I will touch upon areas in our performance and financials that would be of interest to you all.
Let me start with giving the composition of our growth. During the quarter ended June 30, 2005, we had sequential revenue growth of 6.4% in our global IT services business which comprised of 6.7% revenue growth in the IT services and 3.6% growth in the BPO services. The 6.7% growth in the IT services component was driven by 6.1% growth in the volumes and an increase of 2.2% in realization for work performed offshore and 1.4% increase in price realization for onsite projects. The increase in offshore rates includes an element of incentive received from customers based on project performance, which contributed to around 1.2%. This is yet another tangible demonstration of our superior execution capability.
On forex front, our realized rate for the quarter was 43.46 versus rate of 43.80 realized for the quarter ended March 2005, representing a decline of about 1% sequentially. Operating margin for our global IT business for the quarter was impacted by currency appreciation, higher investment in sales and marketing as we had expressed before in line with our plan and including visa fees apart from many other operating pluses and minuses.
For the quarter ended September 2005, we expect volume lead growth with broadly stable price realization. Excluding the impact of currency movement, we expect operating margins to remain in a narrow band. Also, in $422 million of guidance that we have given for the current quarter, substantial growth is expected out of the IT services because we continue to have the muted growth so as far as the BPO is concerned
We will be glad to take questions from here.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions please press *1 on your touchtone enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-on-line basis. Participants are requested to kindly use handsets while asking a question. To ask a question please press *1 now. First in line we have Mr. Mahesh Vaze from Brics Securities.
Mahesh Vaze
I just wanted to understand this profitability movement, you had 3 positive levers in this quarter, your billing rate increased quite substantially, your onsite as proportion of revenues came down marginally, and utilization rate in BPO seems to have gone up very sharply. Despite that we have had some margin fall. Could you please quantify what are the elements, which caused this fall? Also, SG&A as proportion of revenues have gone up for the second quarter now. So from here on, how the movement would be as proportion of revenues?

Azim Premji
There are 4 or 5 reasons for the margin fall. One is the extra visa fees, other is the fact that the rupee firmed up during the quarter as compared to the previous quarter, and the third was we have taken some costs in terms of lower margins in our BPO business because of the significant restructuring which we are doing there.
Mahesh Vaze
So where there some sort of one-time costs this time around which will not be there next time?
Azim Premji
In the BPO business?
Mahesh Vaze
Yes.
Azim Premji
Small one-time cost, but some of the cost because we are doing some restructuring in the business. We will find some recovery in the margins in that business in Q2, and improved recovery in Q3, but at the end of that we are very confident we will have a more healthy business. Let me also request T. K. Kurien, who is our chief executive of our BPO business to make some points, which I think are important because I assume that there will many questions around our BPO business in this particular investor call.
T. K. Kurien
First thing is around the head count, as most of you would have seen, the head count has come down approximately by about 2000 people, and that is really come out for training pool, fundamentally what we have done is that we have speeded up the training pool itself to make sure that we have people effective on the floor faster, that has been one initiative that has started. The second is around skill mix, we have actually restructured our skill mix to make sure that we apply skills which are specific to a job in a more structured fashion rather than use broad-based skill sets and send them through elongated training before they can be effective in the job. So that has really reduced head count by roughly about 2000 people.
In terms of going forward, the good news is that the transaction processing business has gone up as a percentage of sales from 13 to 15%. It is still early days yet as far as the transaction processing business is concerned. We have got a couple of wins there. Again, we have to do much much more in the transaction processing business to make it really a robust engine of growth. The good thing is that the team is in place and we are driving growth because right now we have an integrated approach with the verticals. Rather than selling our BPO on a standalone basis, what we have done is we have integrated the sales force in the front, we have integrated the solution steps in the back, and to that extent we have more people selling solutions which integrate BP and IT together, and that we think is going to be a big big lever on a going forward basis.

On the voice business, we clearly have to drive efficiency in the voice business that we have today, and without that with increasing commoditization in the voice business, if you don’t have significant take outs, cost take outs, we are not going to be efficient in that area, and that is primarily one step that you have seen there is the reduction in head count.
There is a question of why has utilization kind of gone up and yet cost remained high? The answer is pretty simple, the real reduction in head count has taken place in the month of June, and to that extent if you look at average head count in last quarter vis-a-vis this quarter, it has more or less remained flat. So those are the couple of actions that we are taking here.
Mahesh Vaze
Secondly, if one looks at your technology infrastructure practice, then in third quarter there was a sharp growth, since then it has been growing more or less in the line with the top line. Now, if one looks at the market size estimates by some of the leading guys, the market seems to be very large there, and Wipro is perhaps the best placed organization to capitalize on that opportunity, still it is not really reflected in the growth, any specific reason? How has the performance been according to your expectations of this industry?
Azim Premji
I will request Suresh Vaswani, who is President of this business to take this question.
Suresh Vaswani
Technology infrastructure services is, I would say a relatively new market in terms of global offshoring. So really I would say this is the next wave of offshoring that is happening, and this is the trend we have been seeing over the last two or three years. We have invested in this business now for the last four to five years and really this business emerged from the strong presence that we have in the domestic market, and what we were able to do is, take a strong presence in the domestic market in infrastructure services, combine it with our global delivery model, and create a very strong differentiated remote delivery capability for all our global customers. So we are seeing good growth rates here, we are seeing growth rates of 70% year on year. If you look at the growth that has taken place for us in infrastructure services on a CAGR basis also it is of the same order, roughly 70%. We are actually very uniquely positioned here. If you look at most analyst reports, they clearly come out saying that Wipro is best in terms of service delivery excellence, leveraging remote delivery model. I may have not got your entire question, but if you have a followup question I would be very happy to take it.
Mahesh Vaze
No, essentially what I was looking at was that while the growth has been....
Lakshminarayana

Mahesh, at this point here, this one as one data point, first is that, like Suresh mentioned, last quarter sequential y-o-y growth is 71%, and if you look at our track record over the last five quarters, the average y-o-y over the last five quarters is 65%. And the other business that is growing at 65%, and the offshore content in that business over the last 6 to 8 quarters has moved by efforts from about 10 to 15% to close to over 60%. So you have an offshore mix which is so big, you have a y-o-y growth which is so big, so in all clear sense we think we are doing pretty well there. And Suresh might want to supplement anything else on that.
Suresh Vaswani
Now what is happening is, we are beginning to win deals, which are reasonable in terms of size, long-term annuity type of contracts. So for example, we have won this quarter, won last quarter actually, a deal from one of the European organization, the Fortune 100 organization, which is roughly $25 million in size and it covers all aspects of infrastructure management, and we had such sort of wins in the last quarter as well.
Any followup questions on this?
Mahesh Vaze
No, no, that is fine. Actually, I think the data helped quite a bit. And one last small thing....
Azim Premji
Like you, we are also more ambitious for this business. So, nothing is enough for us.

Mahesh Vaze
Okay. One small clarification, on this client size distribution we have seen the $20 million plus client did move from 19 to 22, but in the other buckets, 10-20, 5-10 as well as 3-5, we have seen declines, so this seems to be more than just graduation of the clients, so are we seeing some sort of slow down at a particular size?
Suresh Senapaty
No Mahesh, our own sense is these are more like an aberration if you were to measure us on a quarter to quarter. Quarter to quarter to my mind the best thing to look at is whether the million dollar accounts have gone up, and we have seen from 168 going up to 177, which means a 9 net add, and another good thing is that more than 20 has gone up by 3. Otherwise, within every, let us say, ranges there could be minor variation.
Mahesh Vaze
Okay, fair enough. Thanks a lot and all the best.
Moderator
Thank you very much sir. Our next question comes from Mr. Sameer Goyal of Anand Rathi Securities.

Sameer Goyal
Hi. Again this question relates to Spectramind, could you give us some sense on how the billing rates have moved in Spectramind, that would be helpful. And b), your tax rate in the current quarter has declined sharply, any sense on that?
T. K. Kurien
Okay, on the billing rate, I cannot give you specifics, but all I can say is there has been an improvement in the billing rates. Our per agent billing rates have actually gone up, but I cannot give you specific in term of numbers.
Sameer Goyal
Just to understand a little on this, you said that the utilization rates actually would have been lower because bulk attrition would have taken place in the June month. Any sense on what would be the average utilization for the quarter, that would be helpful?
T. K. Kurien
Again, you know, I cannot give you specifics, all I can say is that there has been an improvement over the previous quarter, but, that is all I can say right now.
Sameer Goyal
Okay, fair. On the tax rate front?
Suresh Senapaty
On the tax rate front, if you look at our notes, there is a reduction in the taxation to the extent of Rs.15.5 crores because of a favorable order received from the income tax tribunal for an earlier year, and that has reduced the impact by about 3 percentage points.
Sameer Goyal
What do you see for the full year tax rate?
Suresh Senapaty
Well, we will not get that same advantage like we have got....
Sameer Goyal
Hello...
Moderator
Hello sir, Mr. Goyal kindly stay on line.

Do we have the Wipro Management with us?
Suresh Senapaty
Yes.
Moderator
Yes, sir.
Suresh Senapaty
So therefore the 3% reduction advantage that we have in this quarter will not be there in the subsequent quarters, so therefore the subsequent quarters will be higher.
Sameer Goyal
Okay, thanks a lot and best of luck.
Moderator
Thank you very much sir. Next in line we have Mr. Anantha Narayan from JM Morgan Stanley.
Anantha Narayan
Thank you and good afternoon everyone. I had a followup question on the long-term strategic direction in the BPO business, just wanted to add a couple of questions there, one is, you mentioned that one of the elements of this change in direction is moving towards transaction processing. Can you give us an idea of where this could get to the next few years and what is really involved in making this change? Secondly, are there any other elements of change in the strategic direction that is happening right now?
T. K. Kurien
Okay, let me kind of answer that in two phases. The first step, you know, as far transaction processing is concerned, we have set a goal for ourselves, which is a 60:40 kind of a mix, and really that would come from growing transaction processing at a rate which is faster than our current voice business. The first step towards this like I mentioned earlier in the call was integrating the front end, which is our sales force, and that we think is because the sales force does sell into every vertical the specific knowledge in that particular vertical. So for example if you are selling into an airline, the sales force which is currently verticalized in Wipro Technologies would sell solutions, which are in and around BPO into the airline industry. In the past what we have had is we have had generic sales into a specific industry segment, and as you would realize, if you have a generic sale, the chance of it getting commoditized is significantly higher. So, that is the first part of the change that we are driving.
The second part of the change that we are driving is in the back end in terms of kind of mix of people that we have. Once you get into verticalization, then the kind of mix of people that you have in the back who are domain specialists, who are folks who are actually going to work are completely different from what you have today. Today, we serve the customer care segment, which is primarily voice based. Now what we would be doing is, is not only the customer care, but it will be one component, it will be transaction processing, it will also involve a significant component which is domain specific. So for example the way you do mortgage processing is completely different from the way you do healthcare claims processing. So that is the direction which we are taking.
Has that answered your question?
Anantha Narayan
Yes, it has. Just couple of more clarifications, when you meant 60:40 mix, is it 60 voice or 60 transaction processing? And secondly, do you foresee any significant investments in the near or medium term to get you towards this goal?
T. K. Kurien
I am sorry, I did not hear the second question. The first question is easy, 60% voice, 40% transaction processing, but there is a difference here, you know, I just wanted to be very cognizant of that. Once you start selling voice as a voice product, it gets commoditized. Once you start selling pure play transaction processing as transaction processing, that gets commoditized. The view that we have is that we are looking at it from a process perspective. So for example today if you look at the last two wins that we have had in the last quarter, one of them has been a procurement solution that we are selling. A procurement solution has a domain component to it, it has a transaction-processing component to it, it has a voice component to it. The second deal that we have won is again in order management, which has again got a voice component to it, and a transaction-processing component to it. So we are looking at it from a process perspective rather than saying voice and transaction processing.
Am I making myself kind of clear there?
Anantha Narayan
Yes you are. The second part of my question was, do you foresee any near or medium term investments towards the step, which could impact revenue growth or margins in the next few quarters?
T. K. Kurien
Okay. As far as investments are concerned, I mean, our business most of the investment is sitting around the table. So it would be clearly investments in terms of people, but we propose to fund that investment primarily by managing our current voice business more efficiently. So that is the focus. So, would there be a prioritization of resources, yes, there would be. On one end, we drive more process efficiency in our voice business, and second what we do is we use that money that we have to invest in our transaction processing business.
Suresh Senapaty

But Anantha if your question is, any possible opportunity in terms of an acquisition, of course, that is open, we have a complete open mind and we are active.
Anantha Narayan
Okay. Thanks a lot
Moderator
Thank you very much sir. Next question comes from Mr. Shekhar Singh of ICICI Securities.
Shekhar Singh
Hello, sir. Sir, your global IT EBIT level growth has been actually flat for the last three quarters, it is around 0.2% for the last three quarters now. So I was just wondering like can we blame the entire sluggishness in growth to the BPO business or is there something going wrong in the software business also?
Suresh Senapaty
Answering the first one, yes, we had because of this transition that you are talking about in the BPO business, yes, we had the profitability crunch on that part that side, and that has slowed down the growth and the EBIT.
Shekhar Singh
Sir, basically then it means two things, one is, if you look at the margins in the last four quarters, it has come down from around 27.5% at the EBIT level to 24%, and considering that your BPO business is a much smaller portion of your total revenues in the global IT portion, that means your BPO margins are falling quite significantly?
Suresh Senapaty
That is one of the bigger contributors, but the other issue was definitely currency, and then you have this issue with respect to the visa.
Lakshminarayana
And just for the current quarter Shekhar, if you look at it with a three quarter perspective, around the December quarter last year we gave compensation increase, so that is a factor. There is increase in SG&A that has come in this quarter is a factor, and the other factor is that Mr. Senapaty mentioned.
Shekhar Singh
Okay. Secondly, like, I was just looking at, there have been some rumors regarding the large deals and Wipro bidding for one of the really large deals related to I think General Motors, can you throw some light on in case if you were to win that large deal, what can be the possible impact on the profitability of the company?

Sudip Banerjee
Hi, this is Sudip Banerjee here. You know, we do not comment on very specific deals. The one which you are referring to is a large RFP which has been issued and which is in a stage of evaluation, we along with many other companies are bidding for it. Having said that, General Motors is also an existing customer of ours, and we continue to do a lot of work for them, and they are a very strategic and important customer of ours. If we win a contract whether it will have an impact on our EBIT margin etc., I think is too premature to say since we haven’t won this contract as yet.
Shekhar Singh
Okay. Sir, will it suffice to say if you were to win something like $150-185 million sort of an order, then in the first year can the hit on the margins be to the extent of 20-25%?
Sudip Banerjee
Different contracts have different types of margins, and you have to, you know, there is no one rule for anything. So there are contracts where we can make good margins in the first year and continuing margins in the years after that, and there could be other contracts were things maybe different. We haven’t had an experience so far where we have got contracts where our margins in the first year have been affected.
The next question comes to us from Mr. Supratim Basu, Deustche Bank
Supratim Basu
On the employee expenses number, I was looking at your Indian GAAP break down, and the employee expenses have gone up by a fair bit over the previous quarter, could you actually break this up into what is the normalized expenses and what is the redundancy payment if any?
Suresh Senapaty
If you look at our consolidated account, it constitutes all the businesses in terms of Wipro Infotech, Wipro Consumer Care, etc. So that will not necessarily be the comparable number. But if you look at Wipro Technology, the global IT part of the business, the IT services, we have generally been about 48-49% of the top line, has been the salary wages for both onsite and offshore.
Supratim
Sure. What I wanted to get a sense for is that you have had head count reduction of about 2000 people in Spectramind, and you also had a pretty sharp jump in your support and sales people on the IT side, so what I wanted to do is separate out what is going to be recurring and what has been one off during this quarter?
Suresh Senapaty
There are not much one-offs, so the head count reduction in the Wipro BPO part of the business has been a process of rationalization, and the mismatch of the people we have versus the area that we want to grow our business in, so therefore that is the reduction that has happened so far as last quarter is concerned, and otherwise, they are generally in a stable manner because it was only the month of October or so where the compensation increases were given, and so far as the BPO work is concerned, again last year in the quarter of June-July, the compensation increases were given. So, we have not given any compensation increase in the last quarter.
Supratim
Right. See, what I am trying to get at is that if I look at your cost of goods sold under Indian GAAP which includes your employees in IT, there is IT exports, domestic IT, as well as the rest of the business, there has been a big jump in the employee expenses on a sequential basis. Now, you are basically saying that there have been no salary increases and you are saying that there have been no one off expenses in that number, so what is actually driving this increase?
Lakshminarayana
Supratim, I can just check the data because the data I have is that for the quarter ending March the salary wages etc., the cost of goods sold was about Rs.7919 million, which has gone up to Rs.8295 million, which is approximately a 5% increase. So, that is where I guess you seem to...
Supratim
No, no, that is correct, but if you drill down and go to the employee expenses number, that has gone up from Rs.8.16 billion to about Rs.8.63 billion on a sequential basis.
Lakshminarayana
Employee expense as in what else adding to that? What else, there are only three things that have come in there? So, I am just wondering what else are you adding into this particular?
Supratim
No, this is just straight off your Indian GAAP accounts, it is, in your cost of goods sold, it says employee compensation expenses, and it is Rs.8.6 billion in the...
Lakshminarayana
Okay, are you looking from last time’s quarterly number, I mean, quarterly financials?
Supratim
Correct.
Lakshminarayana
Okay. The way it used to be classified till last quarter was that we used to pay our salaries and provision fund separately, and this time all of them come into one line. So,

you will have to add up all those together and then do the comparison, and that is the comparison I have...
Supratim
Lan, I am doing that, and it goes from Rs.8.16 billion to Rs.8.63 billion, so....
Suresh Senapaty
Supratim, can we resolve this offline, you can get in touch with Lan.
Supratim
Sure. One other question which is on the billing rate side, which is that, we have actually seen an increase in the bill rates this quarter and you mentioned about there having been some productivity increases paid to you especially on the offshore side, could you actually then comment on whether this is something that will sustain going forward or this is again one off?
Suresh Senapaty
This reward is particularly on our R&D part of the business, we do engage ourselves in some of the reward propositions and, I mean, could it repeat for this quarter? One cannot be very sure, but could it ever happen? Of course it would happen. So they tend to be little lumpy but otherwise they could happen in this quarter or may not happen in this quarter.
Supratim
Okay, I got it. Thank you.
Lakshminarayana
Supratim in terms of the clarification here, the numbers do add up to a 6% growth, I mean, when you compare that as a percentage of revenue it would not be fair because in the fourth quarter our Indian IT business tend to peak, therefore as a percentage of revenue that would sort of look even higher, but the absolute numbers point to a 6.1% increase in a volume growth of about 7%, close to 6.5%.
Supratim
All right Lan thanks.
Azim Premji
Are you satisfied with the answer?
Supratim
I still have some followups but I will get back to Lan separately. Thank you.

Moderator
Thank you very much sir. We have the next question from Ms. Mitali Ghosh of DSP Merrill Lynch.
Mitali Ghosh
Hi, good afternoon. I wanted to understand, you know, what is, we have seen like, it has been discussed earlier, huge expansion in the sales force in the last two quarters, if you could take us through what has really been the trigger for that after several quarters of flattish numbers, especially in the contest of probably increasing global vendor competition as well?
Sudip Banerjee
What we have done in the past as well is that we take these additions in time periods. So, we have had a last addition about 7-8 quarters ago when we added on additional horsepower in the field. We have been pursuing a model, which we call the performance enhancer model, which has essentially three components. It has a component of doing account management, it has a component of focussing on certain in- depth customers, and it also has component of building specific competencies in chosen vertical segments. So when you want to do that, in those chosen areas you need to make investments. So we have done that one time about 7-8 quarters ago, and we felt we needed to do that about a quarter ago for the last two quarters so that we can position ourselves for the next level of growth. So, that is the reason why we have added in horsepower in this point in time.
Chandrasekar
This is Chandrasekar here, and I am responsible for our European operations. Specifically with regards to Europe, there is also a component where we are strengthening our presence in the continental European market that is number one. And we are also enhancing the strength of our practices and our consulting team, because those in turn will allow us to add more value and hopefully enhance the size of the kind of contracts, the quality of those contracts, and the pricing level of those contracts that we will get in the future.
Mitali Ghosh
Right. And if I can just followup on this, I understand your sales force is verticalized, so if you can give us a sense maybe in terms of any trends there?
Sudip Banerjee
You mean, how many in each vertical?
Mitali Ghosh
No, I mean whether the additions are probably more for certain verticals than maybe for others.

Sudip Banerjee
I think we have had a fairly proportionate increase across verticals, so there is no significant trend that we have Mitali.
Chandrasekar
If there was a trend, you could say that as a, if you were to look at pure sales versus enhancement in terms of practice versus greater depth in account management, we are focussed and done more in the areas of consulting practice and account management relative to hardcore sales. So, we are strengthening the sales force in order to improve the quality.
Mitali Ghosh
Right, thanks. Just my second question is on the telecom vertical, both telecom OEM as well as telecom service providers, if you can give us an update in terms of what you are seeing in terms of the market there? Again, in the context of, one hears of business pressure that these companies, also one often hears of captives being set up. So, if you could give us some sense going forward?
Dr. Rao
First I will comment on telecom OEM, and then I will talk about service providers. Telecom OEMs if you see, we had a exceptional growth almost two years into 10 quarters, and of course this quarter we had a growth but it is not as much as earlier. A couple of things happened, one is, if you see the overall R&D spending continue to be flat in OEM vendors. However, the process and outsourcing continued to be there, and the reason for our exceptional growth in the previous quarter was more because of the increased outsourcing and managing the current product portfolio, thereby diverging the R&D dollars more for the new development program. So we had a good growth in terms of taking over product sustenance, maintenance, and that has given us the growth. Then, it has shifted to new product development now. So majority of the work continues to happen in new product development, and with the result our growth has come in the offshore rather than in the onsite. So, we had a good volume growth but the growth has happened in the offshore, so that is, you would have seen that the revenue terms growth was not as compared to the earlier because when we are taking product portfolio there is a high component of onsite that has contributed to our revenue growth. So vertical has had good growth, we have grown all the large accounts that we have in the OEM space, but almost all the growth came in the offshore. Focus on outsourcing continue to be there, but there is a shift towards developing new services, new applications, in the 3G space, in the broad band, and voice over IP space, there is shift that is taking place.
Coming to the service providers, we had a good growth. In fact, our growth has been higher than the OEM space. We have been able to open four new accounts; couple of them are very high potential growth accounts in future. There, we are seeing an increased traction with respect to opportunities for growth, more in terms of new application development as well as enhancing the current application. There again, the convergence seems to be the a major area of growth, billing, as well as provisioning and also for convergence services, and more towards providing convergence services over

IP platforms, that seems to be the major area. Going forward, we expect increased growth will come again from the wireless data services in the enterprise segment also.
Mitali Ghosh
Thanks sir. Do you think telecom can really sort of outperform maybe the enterprise solutions vertical from here on after the sharp growth that you have seen?
Dr. Rao
I do not want to comment on that because we have individually, you know, focussing the individual segments and then each business has a team, and it again depends upon what is happening in the specific individual industry segment. I have commented more on telecom and we have seen what has happened in four years in telecom.
Mitali Ghosh
Right. Thanks, that is very helpful. Thanks and all the best.
Moderator
Thank you very much mam. Coming up next is a question from Mr. Pankaj Kapoor of ABN Amro.
Pankaj Kapoor
Hi, congratulations on the results. My question relates to the change in the EBIT margins, can you just help me understand why the operating expenses have gone up significantly for the global IT business? And earlier I believe you mentioned that there were costs of Visa and all which has gone up, so that has been accounted in the operating part or is it in the cost of revenues?
Suresh Senapaty
The margin is because of besides expansion in the sales and marketing expenses, like we said that we have added about more than 40 people resources in the last two quarters, and we have talked about in the last quarter saying that we would loosen our expenses on that front, which we have done. There was an impact of the foreign exchange, which we talked about it, and that has also got felt and affected us in the form of about 50 basis points. And the third factor was this increase in the visa fee, because you know do lot of applications last quarter and perhaps again this quarter to be able to capture as much as possible to be able to use them for future business opportunities, and that delta is about another 30 basis points. In addition to that there have been many pluses and minuses. For example, we had an improvement in the price realization. We had an improvement in the offshore mix change favorably, but we had certain down sides vis-a-vis the shrinking of the margins in the BPO business because of this transition, but some of the effort that is being carried out now in terms of the head count reduction that we saw last quarter, the kind of other rationalization in the cost structure that we are seeing in terms of some people changes, some other process changes, some intensive growth that is now going on in terms of initiatives, we will see significant recovery in the BPO part in the current quarter.

Lakshminarayana
And Pankaj just to answer your question, the visa cost is included as part of our cost of good sold.
Pankaj Kapoor
Okay. Because the gross margin have not declined significantly, but the EBIT margins have declined significantly, so I was just trying to understand what is the, between these two items what has actually happened, because most of the things you referred to would have impacted the gross margins also.
Suresh Senapaty
Yeah, if you look at the gross margin, it has dropped from 35.3 to 34.6 in the Indian GAAP.
Pankaj Kapoor
Okay. I was looking at the US GAAP number for Wipro Technologies, the global IT services business, and the number is from 35.8 to 35.1%, so about 72 basis points decline, whereas EBIT margins have come down from 26.4 to 23.3.
Lakshminarayana
That is because, Pankaj, at a gross margin level in US GAAP, the currency fluctuation is not factored. At an operating margin the currently fluctuation is factored, and in US GAAP the swing on currency between Q4 of last year and Q1 of this year is much more severe. From a gain of about 210 million to a loss of about 140 million in US GAAP.
Pankaj Kapoor
Okay, fair enough. Just a couple of questions on the hiring plan for the remaining quarters.
Suresh Senapaty
We have not shared in the past our hiring plans, but we will have significant amount of hiring from the campus in this particular quarter. Significant hiring we have done in the campus of which we will see lot of joining in this quarter and part joining in the next quarter. But so far as the laterals are concerned, it is a function of our need and that is how we go about.
Pankaj Kapoor
Okay. And in terms of the forward cover position, can you give us some sense of how much is the forward cover currently?
Suresh Senapaty

Forward cover is about in excess of $500 million at this point in time as of 30th June, 2005.
Pankaj Kapoor
Okay. Thanks a lot and all the best.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Our next question comes from Ms. Priya Rohira of Refco Sify Securities.
Priya Rohira
Good afternoon to you all. My first question relates to Wipro Spectramind where we have seen the number of clients increasing from 24 to 33, while you did touch upon some of the assignments, if you could give more feature on the, the verticals which are adding and also in terms of the engagements which have taken in the current quarter?
T. K. Kurien
I am sorry, can you just repeat your question, and you know, just to kind of give you a sense, the name is no longer Wipro Spectramind, it is Wipro BPO.
Priya Rohira
Okay. Wipro BPO saw an increase in number of clients from 24 in the last quarter to 33, one, if you could give some highlights on the engagements, while you did dwell upon earlier in the conference call.
Lakshminarayana
Priya, just before that, actually, the way the customers were reported till last quarter, there was an error in the metrics sheet which has customers of only the Wipro BPO Solutions Limited as customers. We also had actually customers in the BPO part of the business in Wipro Limited. While the revenues and other matrix were all consolidated, the Customer metrics had an error, and that has been corrected, so the increase is just two, it was 31 to 33.
Priya Rohira
Okay. And also on the same, in case of Wipro BPO, we have seen certain vertical shift from Q4 to Q1, which is with respect to telecom and also in terms of with respect to corporate, is it more to do with client alignments in the current quarter?
T. K. Kurien

To a large extent it is a trend which is based up on the kind of business volumes that we have seen in a couple of customers, that is really what has driven the shift. Going forward, do I expect the shift, do I expect it to continue around the same range, the answer is probably, yes.
Priya Rohira
Okay. My second question relates to global IT services where we have seen reasonable improvement in the billing rates both onsite and offshore, whereas if I see the revenues from the new clients it is 0.5%, so the repeat business is 99.5%, if you could highlight on what has actually changed, is it some renegotiation which has happened to drive this billing rate or it is more to do with the mix change?
Suresh Senapaty
No, actually basically the growth has been across the existing customer base. If you look at that, the top 10 customers is almost maintain around the similar share, and if you look at the customers, the next 40 customers of the top 50, they have grown 18% sequentially. So there is, the top 50 customers have grown very well, and that growth has been primarily volume and of course that is the kind of price expansion that you saw primarily because of the shift in the mix of businesses that we have got.
Priya Rohira
Okay. My last question relates to the performance of the BFSI vertical which saw in current quarter, which increased sequentially by 12.4%, is it to do with some major fixed price contract, or how would be the trend going forward?
Girish Paranjpe
I think it was a kind of growth across the customer segment. There was no single project or contract which helped us grow to this level. It is simply the investments that have made in improving customer mining that is helping us to grow at this rate.
Priya Rohira
Okay, just last question from my side, if you could give us the revenue billing in dollars and other currencies?
Lakshminarayana
Priya, roughly between 78-80% of our revenues come in US dollars. About 13-16% come in Pounds, and the rest would be, about 3-5% Euro, and the rest would Yen and other currencies.
Priya Rohira
Okay, thank you very much and wish you all the best.
Moderator

Thank you very much mam. Next in line we have a question from Mr. Pramod Gupta of HSBC Securities.
Pramod Gupta
I just wanted to know sir, what are the levers for margins you see from here going forward on positive as well as negative side? And if you kind of firm up your wage inflation number, could you just share it back with us?
Suresh Senapaty
I think the positives are sort of mix change and therefore some amount of comfort on the pricing that we could have. Positives could be on the utilization factor, positives could be on the offshore-onsite mix, we did little bit last quarter and going forward also, we look forward to that. And the biggest other one is in terms of the bunch mix that we have. Today we still have about 35% of our people who are less than 3 years experience as compared to many others who have much more higher percentage, which means, we have more experienced people, and therefore we would seek a higher leverage of that either through price realization or we will seek sort of much more rationalization in this front going forward. The downsides are in the form of currency because definitely we would expect rupee, etc., in the short to medium term to be appreciating in some form or other to a reasonable extent. We would expect compensation factor which we haven’t given, we had last given was in the quarter October-November-December, and the next review will perhaps happen after few months, and then the other thing is, so far as the current quarter is concerned, we will have a significant add of people from the campus. Incidentally, we had a very good employee add last quarter of 2090 people approximately which was the highest add over the various quarters that we had, net addition, and the current quarter we will have again higher adds primarily because of the campus, but that is where to my mind are the pluses and the minuses, and any particular quarter it may hit both negative way or positive way, but over a medium range I suppose they should offset.
Pramod Gupta
So your intention is basically to keep the margins at the same level within the range?
Suresh Senapaty
Yes.
Pramod Gupta
Do you think with these positives you will be able to offset the negatives that you have?
Suresh Senapaty
On a medium term, yes.
Pramod Gupta
Okay. Thanks a lot and all the best.

Moderator
Thank you very much sir. We have the next question from Mr. Pratik Gupta of Citi Group.
Pratik Gupta
Hi there. Just a clarification once again on the margin front, just a followup to the previous question, you said you expect margins to be maintained, but I was just wondering given that margins have come off in the first quarter and given that in the second quarter also, you have indicated that the SG&A investments will continue to some extent, and the BPO recovery will be relatively modest, and then as we enter the 3Q and 4Q we have the wage hikes kicking in, so do you think the levers which you have are more than sufficient to maintain profitability or EBIT margins kind of flattish at the overall level for the full year? And also if you could comment on the domestic IT business margin outlook please?
Suresh Senapaty
I talked about the medium range, so it is not, I wasn’t specifically commenting on the current quarter. Current quarter of course we have said that but for the exchange difference, we will see a narrow movement. But on a medium term when I said, it is over a few quarters. So therefore some quarter you have got the compensation kicking that it may impact, but the other levers can be pulled in the other quarters and as a result of which you could see some positive swing. And of course in the BPO business we will expect positive swings in the current quarter and even more for the subsequent quarters, and then after few quarters we will see the trajectory, growth trajectory as compared to present which so far has been very very muted one.
Pratik Gupta
So, if I understood this correctly, are you suggesting therefore that you will see stable margins in the next quarter, but from the third and fourth quarter onwards you still see margin improvement, is that what you are implying?
Suresh Senapaty
We are saying that in the medium term, our endeavor would be to move around in a narrow range so far as the operating margin is concerned.
Pratik Gupta
Okay, and could you just talk a bit about the domestic IT business, how do you see the margin outlook over there?
Suresh Vaswani
See, in the domestic business, our services component is continuously increasing, so you have seen an operating margin increase this quarter from 5% to 6% Q1, and we have expanded our service lines in the domestic market. We have made investments in the domestic market, so we expect the services part of our business to form a more significant part of our total business going forward. So broadly we see more higher margin mix insofar as higher profitability business is concerned in our business mix.
Suresh Senapaty
See, we have now about 40% of our revenue coming from services where there is less of skewness in terms of cyclicality vis-a-vis revenues, but the product side, yes, so therefore you saw product side revenue declining from quarter four of last year to quarter one. But quarter two is a good quarter, quarter three also is generally a weak quarter, but last years quarter three we had a fairly decent quarter compared to quarter two. So, with the mix change, we are seeing this skewness is getting improved, and because of the service component becoming higher where the operating margins are better compared to the product operating margin, eventually we would be looking forward to improved operating margins in Wipro Infotech or Wipro Indian IT and Asia Pac business.
Pratik Gupta
Great, thank you. Just one final clarification on the Forex cover, you said $500 million, does that include any cover for Euros and Pounds this time?
Suresh Senapaty
Very small component.
Pratik Gupta
Okay, all right. Thank you very much.
Moderator
Thank you very much sir. Next in line is a followup question from Mr. Supratim Basu of Deutsche Bank.
Supratim Basu
Hi. Another question on the numbers, and this is on depreciation, your depreciation expense for this quarter has actually gone up pretty sharply and it does not follow the trends that we have seen in the previous years where 1Q depreciation dips over 4Q, and then you build it out again. Has there been any change in accounting policy, or anything else happening here.
Suresh Senapaty
There is no change in accounting policy, but there are some structures that have become operational in terms of, are almost ready for trial runs which are like the EC4 & Kolkota. So it is due to that some of the depreciation has marginally gone up.
Supratim Basu

So, just to get an idea for the remaining three quarters, what I see is that depreciation for all the units combined is up to about 3.2% of sales, which compares with say something like about 2.9% of sales in the first quarter last year, are you going to see a flattening out of the depreciation number over the next three quarters because of this addition in the first quarter?
Suresh Senapaty
Let me explain, I mean, you are perhaps looking at the depreciation which is at the totality level where it also has, where other businesses also will be there in terms of the consumer care, Hydraulics and all that, because we had done lot of expansions there in terms of the Baddi Unit. In Baddi there are some facilities that have got added. But if you look at Wipro Technology level, on part of the cost of good sold in the IT services, the depreciation was Rs. 641 million for March, and it has gone up to 646, which is very marginal change.
Supratim Basu
Right. But usually when you see your first quarter depreciation over the fourth quarter depreciation, it falls.
Suresh Senapaty
Yeah, because, like I said, there is the cyclicality of the product sales business in the Wipro Infotech. So sales drops, and therefore as a percentage depreciation it changes.
Supratim Basu
Right. Okay, all right, thank you very much.
Moderator
Thank you very much sir.
Lakshminarayana
Pratibha we will take the last question right now, and then we have a couple of questions in email which we will take.
Moderator
Sure sir. Our last question comes from the line of Ms. Mitali Ghosh of DSP Merrill Lynch.
Ms. Mitali, are you online mam?
There are no other questions on the audio front at this moment sir.
Lakshminarayana

We have got a couple of questions on the email, the question is that just like Tata Infotech and TCS was merged, is there any proposal to merge Wipro Infotech and Wipro Technologies? The mail has come from Pinaki Sengupta.
Azim Premji
Let me answer this question. They are not separate companies unlike Tata Consultancy and Tata Infotech. We are working very collaboratively. Our leadership for Wipro Infotech also has leadership for our technology infrastructure business, also has leadership for our testing business, and we continue to work even more collaboratively, and in the new structure, we are driving parameters where we will continue to work more collaboratively than we have done in the past.
Lakshminarayana
Another question that Pratik might want to take, how is this organization structured to attract greater segment of IT talent, particularly for recruitment from campuses?
Pratik
We are, as it was shared earlier also, our recruiting efforts coming from campus, that has been an ongoing effort. As we go forward, we will be seeing more and more people getting into the organization coming from campuses. So we are significantly putting our own effort in being able to position ourselves in the campuses, enlarging the base of campuses which we are visiting, which will also get reflected in the kind of numbers who would be joining in over the next two quarters coming from campuses.
Lakshminarayana
Thanks Pratik. Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call, the audio archive of the call will be available on our website. We would also be putting up a transcript of this call very soon, and of course Sridhar, Jatin, and I would be more than happy to talk to you any time. Thank you for joining us today. Look forward to talking to you again next quarter, and have a nice day.
Azim Premji
Thank you.
Moderator
Thank you very much sir. Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.
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